

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) October 10, 2013

Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

Winnebago Industries, Inc. (Winnebago Industries) is filing herewith a press release issued on October 10, 2013, as Exhibit 99.1 which is included herein. The press release was issued to report that on October 17, 2013, Winnebago Industries anticipates announcing its financial results for its fourth quarter and Fiscal 2013 ended August 31, 2013. In connection with the announcement, Winnebago Industries will host a conference call on October 17, 2013 at 9:00 a.m. Central time. Details regarding the conference call are contained in the press release included herein.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

Exhibit Number	Description
99.1	Press release of Winnebago Industries, Inc. dated October 10, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.
(Registrant)

Dated: October 10, 2013 | By: | /s/ Randy J. Potts
| | Name: | Randy J. Potts
| | Title: | Chairman of the Board, Chief Executive Officer and President

.

For further information: Sheila Davis, PR/IR Manager - 641-585-6803

**WINNEBAGO INDUSTRIES FOURTH QUARTER AND FISCAL 2013 FINANCIAL RESULTS ANNOUNCEMENT
TO BE MADE ON OCTOBER 17, 2013
-- Conference Call Scheduled for 9:00 a.m. CT --**

FOREST CITY, IOWA, October 10, 2013 - Winnebago Industries, Inc. (NYSE: WGO), a leading United States (U.S.) recreation vehicle manufacturer, will issue an advisory release and host a conference call on Thursday, October 17, 2013. Winnebago Industries plans to issue an advisory release before the market opens on October 17, 2013 notifying the public that a complete and full-text press release discussing the financial results for the Company's fourth quarter and Fiscal 2013 ended August 31, 2013 will be available no earlier than 6:00 a.m. Central Time (CT) in the "Investor Relations" section of the Company's website at: www.winnebagoind.com/investor.html.

The Company will also host a conference call on October 17, 2013 at 9 a.m. Central Time (CT) to discuss the financial results for its fourth quarter of Fiscal 2013. Winnebago Industries' conference call may be heard live via the Company's website, http://www.winnebagoind.com/investor.html.   The event will be archived and available for replay for the next 90 days. To access the replay, click on http://www.winnebagoind.com/investor.html.

Minimum requirements to listen to the webcast: either Windows Media Player or RealPlayer and at least a 28.8 Kbps connection to the Internet. The Windows Media Player software is downloadable free at: http://windows.microsoft.com/en-us/windows/windows-media-player, and the RealPlayer software is downloadable free at: www.real.com/products/player/index.html.

About Winnebago Industries
Winnebago Industries, Inc., "The Most Recognized Name In Motorhomes®", is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company and its subsidiary build quality motorhomes, travel trailers, fifth wheel products and transit buses under the Winnebago, Itasca, Winnebago Touring Coach, SunnyBrook and Metro brand names. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since the award's inception in 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit, http://www.winnebagoind.com/investor.html.

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